Exhibit 99.1

Tuya Updates Guidance for First Quarter of 2022

SANTA CLARA, Calif., March 28, 2022 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA), a global leading IoT cloud development platform, today provided an update to the prior guidance on its total revenue for the first quarter of 2022. Tuya currently expects its total revenue for the first quarter of 2022 to be between US$54 million and US$55 million, compared to the range between US$50 million and US$57 million previously communicated in its earnings release for the fourth quarter of 2021.

The Company cautions investors that such estimate only reflects the Company's expectations as of March 28, 2022 and is not guarantee of its future results or performance. The Company's actual future results and performances may differ materially from such estimate due to a variety of factors. These factors include, among other things, a decline or weakness in general economic conditions, uncertainty regarding the impacts of the COVID-19 pandemic, inflations, fluctuations in foreign exchange rates, and geopolitical tensions and conflicts.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

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